Filed by Anchor Gaming pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: International Game Technology Commission File No. 1-10684

    This document contains certain forward-looking statements regarding Anchor Gaming within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and other applicable securities laws. All statements other than statements of historical fact are "forward-looking statements" for purposes of these provisions. Included in these provisions are any projections or estimates of earnings, revenues, or other financial items. Also, any statements of plans, strategies, and objectives of management for future operation; any statements concerning proposed new products, services, or developments; any statements regarding future economic conditions or performance; statements of belief; and any statement of assumptions underlying any of the foregoing. Such forward-looking statements are subject to inherent risks and uncertainties, and actual results could differ materially from those anticipated by the forward-looking statements. Although Anchor Gaming believes that the expectations reflected in any of its forward-looking statements will prove to be correct, actual results could differ materially from those projected or assumed in Anchor Gaming's forward-looking statements due to certain risks and uncertainties. These risks and uncertainties include, but are not limited to: risks regarding the final amount of the one-time charges; the risk that we may not meet our projected financial results for the fourth quarter of fiscal 2001 or fiscal 2002; risks of proprietary games such as pressures from competitors, changes in economic conditions, obsolescence, declining popularity of existing games, failure of new game ideas or concepts to become popular, duplication by third parties and changes in interest rates as they relate to the wide area progressive machine operations within our joint venture with IGT; general changes in economic conditions; our ability to improve results of operations in our gaming systems segment; our ability to achieve the cost reductions associated with the previously announced restructuring; reduced lottery sales in lottery jurisdictions where AWI has lottery contracts; our ability to keep or renew existing lottery contracts; competition in Colorado that could adversely affect our Colorado casinos; our ability to generate sales of new video lottery central control systems and video lottery terminals; the possibility of an adverse determination in pending litigation with Acres Gaming relative to our proprietary games' intellectual property; the possibility of an adverse determination in pending litigation between GTECH Holdings and the Florida Lottery relative to our Florida lottery contract; obligations under agreements with the Pala Band of Mission Indians that subject us to joint venture risk, construction risk and sovereign immunity risk; risk that initial results from the Pala Casino cannot be sustained over the long-term; and other factors described from time to time in Anchor Gaming's reports filed with the Securities and Exchange Commission, including its Form 10-K for the year ended June 30, 2000 and Forms 10-Q for the quarters ended September 30, 2000, December 31, 2000 and March 31, 2001. These reports may be obtained free of charge at the website of the Securities and Exchange Commission at http://www.sec.gov.

Other Legal Information

    Anchor Gaming and International Game Technology expect to file with the SEC a joint proxy statement/prospectus and other relevant documents concerning a proposed merger transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY AMENDMENTS OR SUPPLEMENTS TO THE JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION CONCERNING THE PROPOSED TRANSACTION. Investors will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC's website (http://www.sec.gov). In addition, the joint proxy statement/prospectus and other documents filed with the SEC by Anchor Gaming and International Game Technology may be obtained free of charge by contacting Anchor Gaming, 815 Pilot Road, Suite G, Las Vegas, Nevada 89119, Attn: Investor

Relations (tel 702-896-7568), or International Game Technology, 9295 Prototype Drive, Reno, Nevada 89511, Attn: Investor Relations (tel 775-448-7777).

    Anchor Gaming, International Game Technology and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Anchor Gaming and International Game Technology in connection with the transaction. The directors and executive officers of Anchor Gaming and their beneficial ownership of Anchor Gaming common stock are set forth in the proxy statement for the 2000 annual meeting of Anchor Gaming. The directors and executive officers of International Game Technology and their beneficial ownership of International Game Technology common stock are set forth in the proxy statement for the 2001 annual meeting of International Game Technology. You may obtain the proxy statements of Anchor Gaming and International Game Technology free of charge at the SEC's website (http://www.sec.gov). Stockholders of Anchor Gaming and International Game Technology may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus when it becomes available.

    The communication filed herewith is the script for Anchor Gaming's fourth quarter and year-end FY2001 earnings conference call of August 8, 2001, which also discusses the proposed merger transaction between International Game Technology and Anchor Gaming.

* * * * *

    The following is the script for Anchor Gaming's fourth quarter and year-end FY2001 earnings conference call of August 8, 2001. This script is available on our website, http://www.anchorgaming.com, in the "Investor" section under "Conference Calls."

Q4 FY2001 EARNINGS CONFERENCE CALL
August 8, 2001
 Participants:
T.J. Matthews, Chairman, CEO, and President (TJM)
Geoff Sage, CFO and Treasurer (GS)

INTRODUCTION (TJM)

    Good afternoon, everyone. This is T.J. Matthews, CEO of Anchor Gaming. Thank you for joining us today on our fiscal 2001 fourth quarter and year-end earnings conference call and live webcast. I am pleased to have with me on today's call Geoff Sage, our CFO. Once again this quarter, we will make the transcript and a replay of this call available on our website, along with a profitability analysis, by segment, for both the quarter and the year ended June 30th, 2001. The information that is provided in those documents should help supplement what we discuss on our call today. In addition, this script, as well as a transcript of this call including the Q&A portion, will be filed as Rule 425 Prospectuses as we plan to discuss the pending merger between Anchor Gaming and IGT that was announced this past July 8th.

    We had another excellent operating quarter earning $1.24 in EPS and $57 million in EBITDA, both before one-time charges, lead by another record quarter in our Joint Venture with IGT. However, the most significant event since our last earnings conference call was the July 8th announcement that we had agreed to a definitive merger with our long-time joint venture partner. I'll discuss the merger, including the strategic rationale from the Anchor Gaming perspective, after Geoff runs through the financial results.

    Afterward, we will open the phone lines to any questions that you may have. Geoff.

FINANCIAL PERFORMANCE DURING THE QUARTER (GS)

    Thank you, T.J. Before I begin, let me remind you that we will make a number of forward-looking statements today and that actual results could differ materially from those projected in any of our forward-looking statements. We have provided information in our Form 10-K for Fiscal 2000, our Forms 10-Q for the first three quarters of Fiscal 2001 and today's press release that concern some factors that could cause actual results to differ materially from those in any of our forward-looking statements. You can access these filings and today's press release through our website at anchorgaming.com.

    Before I get into the numbers I just want to state that the numbers I will be referring to today generally exclude two things, the effect of our December sale of Sunland Park and the effect of one-time charges. We have provided schedules within today's press release as well as on our web site that will help reconcile historical GAAP numbers to these pro-forma amounts.

    One other item of a housekeeping nature, beginning with this earnings release we are reporting our earnings from our joint venture with IGT in a manner consistent with the change in reporting that IGT made last month. There are two components of revenue we receive from the relationship with IGT. The majority is now accounted for in the Earnings from Unconsolidated Affiliates line item and the balance, which is received in the form of royalties, will remain in the gaming machine revenue line item. Previously, both amounts were included in our gaming machine revenue line item.

    Anchor Gaming today reported operating results for both our fiscal fourth quarter and our year ended June 30th, 2001. For the fourth quarter, when compared to last year's fourth quarter, revenues and equity earnings increased slightly to $131 million, "EBITDA" (earnings before interest, taxes, depreciation, amortization, stock-based compensation expense and one-time charges) increased 16% to $57 million, and EPS increased 48% to $1.24 per share.

    Year-over-year, revenues and equity earnings increased 6% to $502 million, EBITDA increased 17% to $206 million, and EPS increased 31% to $3.64 per share.

    Quarter-over-quarter, cost of revenues decreased 6% to $59 million while year-over-year cost of revenues increased 3% to $236 million. Our gross margin percentage, without regard to our joint venture equity pickup, was 36% for both the quarter and the year.

    SG & A was $17 million for both this and last year's fourth quarter and $62 million for the year compared to $65 million last year. Depreciation and amortization was $11 million for this year's fourth quarter and $13 million for last year's fourth quarter while D&A was $53 million for the year and $48 million last year. R&D was $3 million for this year's fourth quarter and $4 million for last year's fourth quarter while R&D was $13 million for the year and $17 million last year.

    Looking at our balance sheet, at June 30th we had cash of $24 million, working capital of $18 million, and long-term debt of $406 million. We repaid $38 million under our senior credit facility during the fourth quarter and we repaid $65 million during the year. As of today we have approximately $178 million of unused borrowing capacity and a leverage ratio of about 2x. Our cap ex for the fourth quarter was $6 million and $36 million for the year.

    Our consolidated operating results were strong this quarter and provide a solid foundation for operating results going forward.

Guidance

    Before I get into the segment detail, I do want to provide some guidance relative to our street estimates and for modeling purposes going forward.

    Our expectations regarding EPS is that it will be at least $1.25 for Q1 fiscal 2002 and at least $5.00 for the full fiscal year 2002. Regarding fiscal 2003, I will just remind you that our internal goal is to grow year-over-year EPS by at least 15%.

    During fiscal 2002, we expect quarterly SG & A to be in the $14-$16 million range, quarterly R&D to be in the $3-$5 million range, and quarterly depreciation and amortization to be in the $10-$12 million range. Further, we expect quarterly interest expense to be in the $8-$10 million range, but this could obviously be affected by changes in interest rates or how we deploy our free cash flow. We are currently estimating our average diluted share base to be approximately 15.8 million shares for Q1 and approximately 16.0 million shares for the full fiscal year 2002.

    Going forward, we expect cap ex to be approximately $7.5 million per quarter, or $30 million for fiscal 2002.

FOURTH QUARTER PERFORMANCE BY SEGMENT (GS)

Gaming Machines

    Our gaming machines segment contributed $53 million in revenue and equity earnings during our fourth quarter, 41% of total revenue and equity earnings, and 28% more than last year's fourth quarter. This segment's EBITDA in the fourth quarter was $47 million, or 82% of our total EBITDA. In this segment, EBITDA increased 40% over the June 2000 quarter. For the year, the segment grew revenues and equity earnings 24% to $191 million and EBITDA 48% to $168 million.

    Our fourth quarter revenue and equity income from our Joint Venture with IGT grew to a record $39 million, 36% higher than the prior year fourth quarter, and up from $35 million last quarter. For the year, revenue and equity earnings from the JV increased 43% to $141 million.

    The JV's game placements grew to 16,266 games at June 30th, 2001, an increase of 4,879 games since June 2000 and an increase of 803 games since March 31st. This figure includes 1,656 I Dream of Jeannie wheel games, 4,700 Video Wheel of Fortunes, almost 7,200 traditional Wheel of Fortunes and more than 2,000 conversions. The JV's current backlog exceeds 600 games, mostly I Dream of Jeannies and Conversions.

    Our Anchor Games stand-alone business had fourth quarter revenue of $16 million, an increase of $2 million, or 10%, from the prior year quarter. Costs this quarter in our stand-alone business were $7 million, flat when compared to the prior year quarter.

    Our installed base of stand-alone machines was 3,344 games at June 30th compared to 3,963 at the end of the prior year and 3,454 at the end of March.

    The quarter again established a benchmark for Anchor's gaming machine segment, as our total installed base topped more than 19,600 units for the first time. Turning to our development efforts, we have several new wheel-themed products that will be unveiled at the October gaming show. The products are being developed as part of our joint venture with IGT. "American Bandstand" will be submitted for approval to Nevada gaming authorities next month. We plan to submit "Elvira" for approval by next spring. Both games are 960-based video games available in both upright and slant-top versions.

    We have a new line of Barcrest games also being developed in the JV that are designed for the S-2000 platform.

    As for our Anchor stand-alone games, we are reintroducing the Wheel of Gold on the Bally S-6000 platform and hope to have that approval soon.

    Also at the October show, we will demonstrate our pachinko-style bonus game we are developing together with Mikohn.

    On the IP front, we are pleased to announce that certain patent rights related to cashless gaming that are owned by Anchor, IGT, MGM-Mirage and Bally were licensed to Aristocrat Gaming. The signing of this agreement means that most of the major gaming equipment companies have now agreed to licenses with the IP consortium.

Gaming Operations

    During our fourth quarter, our Gaming Operations segment generated $37 million in revenue, or 28% of our total revenue and equity earnings, and $10 million in EBITDA, or 17% of our total EBITDA. Revenue in this segment increased $2 million or 5%, from the prior-year fourth quarter and EBITDA increased $1 million or 13% from the prior year fourth quarter.

    For the year, the Gaming Operation segment produced $142 million in revenue and $34 million in EBITDA.

    In looking at the operating units within this segment, we received management fees for the first time from the Pala Casino. During the quarter we recorded $2.7 million in total revenue and $2 million in pre-tax earnings from the relationship with the Pala Tribe. These amounts were in line with last quarter's guidance and as a result we will stand by our prior guidance of the relationship contributing $16 million in full year EBITDA and $13.5 million full year pre-tax profits.

    In Colorado, our combined casino operations generated fourth quarter revenue of $22 million and costs of $14 million, both in line with last year's fourth quarter. When compared to the March quarter, revenue was up 4% and costs were flat. The Colorado casinos' EBITDA contribution was $4 million this quarter. For the year, the Colorado casinos contributed $17 million of EBITDA on $86 million in revenue.

    We do anticipate the Hyatt Black Hawk to open in November. We believe that it will have little affect on our revenue but may initially put some downward pressure on our operating margins.

    On our Nevada route, we operated almost 1,000 machines at 75 locations at quarter end. We generated $2.5 million of EBITDA on $11 million of revenue during the quarter. For the year, we generated $12 million of EBITDA on $43 million of revenue.

Gaming Systems

    In our Gaming Systems segment, we are pleased with the progress made to date in our restructuring efforts at AWI, our on-line lottery subsidiary. We believe that all activities under the restructuring plan are substantially complete as of June 30th.

    Our strategy in this segment is to continue to focus on our current customers and to develop innovative products that are truly incremental to the marketplace.

    In the fourth quarter, the Gaming Systems segment generated $41 million or 31% of our total revenue and equity earnings and $3.4 million or 6% of our total EBITDA. For the year, the Gaming Systems segment generated revenue of $168 million and EBITDA of $16 million.

    Looking at the individual business units within the system segments, for the quarter, AWI generated $29 million in revenue and $1.5 million in EBITDA. For the year, AWI generated $125 million in revenue and $11 million in EBITDA.

    In the fourth quarter, we recognized a couple of one-time charges at AWI. The first was a $1 million restructuring charge, primarily due to the elimination of certain positions. The second was a $2.8 million charge related to a liquidated damages settlement with the Florida Lottery. Both of these items were contemplated last quarter when we told you we could have one-time charges of up to $10 million during our fourth quarter.

    In May, AWI successfully completed—and the Florida lottery certified—the final phase of conversion of the on-line lottery system. AWI and the Florida State Lottery have now agreed upon and settled all outstanding issues related to liquidated damages associated with the system conversion. In addition, an agreement in principal has been reached with the Florida Lottery on a new long-term replacement contract that would be signed in the event that the current contract, which remains the subject of litigation, is eventually voided. It is important to note that despite numerous distractions, the Florida Lottery and AWI have still succeeded in generating record setting revenue levels for the Florida Lottery for the second year in a row.

    Our video lottery operation, VLC, generated quarterly revenue of $5 million and broke even on an EBITDA basis. For the year, VLC generated revenues of $22 million and also broke even on an EBITDA basis. VLC continues to focus on product development and international marketing.

    Our pari-mutuel wagering subsidiary, United Tote, generated quarterly revenue of $6.5 million and quarterly EBITDA of $2 million. For the year, United Tote generated revenue of $22 million and EBITDA of $4 million.

    Last week, United Tote announced the signing of a new customer, a five-year agreement with Sportsytems Corporation, a Delaware North Company, to supply pari-mutuel wagering equipment at the company's seven racetracks. The contract commences January 1, 2002.

    That concludes my financial and segment update, now I'll turn things back to T.J.

WRAP UP (TJM)

    Thanks, Geoff. This has been a successful year for Anchor Gaming as measured by its fiscal 2001 operating results and our ability to establish the basis for substantial growth in fiscal 2002.

    In our Gaming Machines segment, the increased placement of I Dream of Jeannie and the Wheel of Fortune products, as well as the stability of the traditional Wheel of Fortune, continue to exceed expectations as we grew our total installed base by nearly 4,300 units during the course of our fiscal year.

    In Gaming Operations, the Pala Casino is now an active part of our earnings stream and the initial reviews suggest that it will meet or exceed our initial expectations.

    Our Gaming Systems segment completed a very difficult year. In the third quarter we began the restructuring process at AWI and believe that we have taken many important steps to return the division to profitability in fiscal 2002.

    To close, I'd like to speak to our pending merger with IGT. There aren't many new details since the July 8th announcement, but I will do my best to update you on current events and address the rationale for the merger from the Anchor Gaming perspective.

    Anchor Gaming will become a subsidiary of IGT in a tax-free, stock for stock transaction. We've stated that the transaction should be completed by the end of January 2002, however employees at both companies are working very hard to get the transaction closed as soon as practical.

    We've completed a few important steps so far, although we really don't have any better clarity to a transaction closing date. Both companies made their HSR filings and applications with the Nevada Gaming Commission. We should be filing our joint proxy statement by the end of this week or early next week. We've also identified the jurisdictions that we believe will require advance approval of the transaction and we're proceeding with the filing of those applications accordingly.

    Before I get into the strategic rationale for the merger, I want to address the two most frequently asked questions we've gotten since the merger announcement.

    The first question relates to the potential overlap in business operations. We see very few. In our stand-alone proprietary games business we have roughly 3,000 gaming machines on recurring revenue models in casinos. In addition, both companies distribute video lottery terminals and central control systems, albeit in different jurisdictions. In both situations the results of those operations are somewhat immaterial to the combined companies' earnings and cash flows. We also believe that the business combination will benefit both existing and potential gaming machine and video lottery customers.

    The second question relates to the collar, really in two parts, why, and how does it work. Anchor's Board of Directors and management felt very strongly about securing the ability to protect the deal price at $50 per share. As a result of negotiating this issue, we also agreed to a ceiling of $75 per share. The mechanics of how the collar works are straightforward. Assume that we are able to close within five business days of our stockholder meeting. If the average twenty day trading price of IGT common stock, three days preceding the stockholder vote, is less than $50, then the Anchor Board has the right to terminate. If Anchor exercises that right, the IGT Board has the right to adjust the exchange ratio as necessary to deliver the minimum $50 per share value.

    On the flip side, if the same calculation derived a price greater than $75, then the IGT Board has the right to terminate. If IGT exercises that right, the Anchor Board has the right to accept an adjustment to the exchange ratio as necessary to deliver the maximum $75 per share value.

    I would now like to address why we at Anchor Gaming believe the proposed transaction is one that is good for our stockholders as well as the stockholders of the combined companies. I think the most compelling reason relates to the shared gaming machine revenue and earnings base that exists in the joint venture. When we operate in the joint venture context, Anchor cannot fully access IGT's development, marketing and distribution resources. By combining our efforts in a unified entity, we believe we can create a powerful engine to deliver more and better products to our customers. This, we believe, will enable us to grow the current earnings base for the benefit of the combined companies' stockholders. Our common philosophy relative to intellectual property should also help the combined companies deliver better products to our customers.

    On the systems side, we believe that IGT management shares our vision of the on-line lottery business and has proven that they are extremely creative in delivering game content to casino floors. We believe that providing AWI access to IGT's international infrastructure, and combining the two companies creative expertise and financial strengths, could accelerate AWI's growth prospects.

    We believe the combined entity will be a more substantial financial entity with a strong balance sheet and tremendous access to low cost capital. The combined entity will generate over $2 billion in revenue and $700 million in EBITDA. Anchor's management team will manage a large portion of the combined entity's operations. We look forward to the challenges between now and closing the transaction, and further look forward to the post closing integration of the two companies. But most important, we look forward to executing the combined companies' growth strategies for the benefit of both the Anchor and IGT stockholders.

    The following is the script for Anchor Gaming's fourth quarter and year-end FY2001 earnings conference call of August 8, 2001.

    That concludes our Fiscal 2001 fourth quarter and year end earnings call. Thank you for your interest in Anchor Gaming. We will now open up the telephone line for your questions.